Arun Ivatury
Trustee, SEIU Benefit Plans Master Trust
SEIU Master Trust
1800 Massachusetts Avenue, NW
Washington, DC 20036

November 15, 2021

Dear Fellow Stride Shareholder,

Corporate lobbying creates potential legal, financial and reputational risks, and the events of the past two years have highlighted the role of companies in lobbying against the public interest on issues ranging from COVID-19 relief1 to regulation of Big Tech2 and drug pricing measures.3

Stride Inc. (“Stride” or the “Company”) shareholders can call for greater disclosure of Stride’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on December 10, 2021. Item #4 on Stride’s proxy card, “Approval of a stockholder proposal regarding a report on lobbying,” asks Stride to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision making process for making those payments. In our view, full disclosure would:

•	Help to safeguard Stride’s reputation;
•	Promote greater alignment of lobbying activities with Stride’s values and long-term value creation; and
•	Not impose an excessive administrative burden on Stride

Stride is a for-profit virtual charter school company formerly known as K12.4 Because education is primarily controlled by states, rather than the federal government, Stride engages in a significant amount of state lobbying. According to followthemoney,org, the Company lobbied in 33 states with some form of disclosure requirement in 2020, and 32 states in 2019.5

1 https://www.vox.com/recode/22192545/covid-vaccine-corporations-lobby-cdc

2 https://www.businessinsider.com/facebook-and-amazon-are-countrys-top-lobbying-spenders-report-2021-3

3 https://www.politico.com/newsletters/politico-influence/2021/10/01/pfizer-adds-more-lobbying-help-797991

4 https://dianeravitch.net/category/k12-inc/

5 https://www.followthemoney.org/entity-details?eid=7334

Stride argues in its statement in opposition that the Proposal is unnecessary because Stride “files regular, publicly available reports with state agencies which disclose the Company’s state lobbying activities according to pertinent state laws.”6 But “pertinent state laws” are uneven: some states’ laws do not require any disclosure of lobbying activities at all, and others require disclosure of less information than the Proposal requests.

Information is sketchy, but evidence suggests that Stride’s indirect lobbying occurs through groups that may create risk for the Company. A recent news report revealed that a 501(c)3 arm of the American Federation for Children (“AFC”), a school choice advocacy 501(c)4 group whose annual conferences Stride has sponsored,7 has for three years been distributing fake news segments weekly to local news stations, which, even though they may edit the content given to them, anchors often read word for word. Many of the stories featured K12—Stride’s name until late 2020—or its employees and promoted virtual learning without disclosing AFC’s or K12/Stride’s role. In 2020, AFC lobbied in 10 states.8

AFC was co-founded by controversial former Education Secretary Betsy DeVos, who served as the group’s chair for seven years and donated at least $600,000 to it.9 AFC co-founder Kevin Chavous is now the Company’s President for Academic Policy and External Affairs.10 In 2013, AFC conducted “grassroots” lobbying efforts urging Tennessee residents to express support for school vouchers to legislators.11 Grassroots lobbying creates the risk that a company or organization will come under fire for “astroturfing.” Astroturfing is “organized activity that is intended to create a false impression of a widespread, spontaneously arising, grassroots movement in support of or in opposition to something (such as a political policy) but that is in reality initiated and controlled by a concealed group or organization (such as a corporation).”12

6 https://www.sec.gov/Archives/edgar/data/1157408/000114036121035656/edge20000962x1_def14a.htm, at 30.

7 E.g., https://www.federationforchildren.org/national-policy-summit/sponsors/

8 https://www.followthemoney.org/entity-details?eid=2787870

9 https://www.help.senate.gov/imo/media/doc/053117%20-%20DeVos%20speech%20to%20AFC.pdf

10 https://www.stridelearning.com/meet-stride/leadership-board.html

11 Tom Humphrey, “School districts can’t keep up in lobby spending with interest groups, Knoxville News-Sentinel, Dec. 22, 2013.

12 https://www.merriam-webster.com/dictionary/astroturfing

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Stride’s proxy statement.

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According to a 2019 article, Stride worked with a 501(c)4 organization, the National Coalition for Public School Options (“NCPSO”), to lobby state officials and discourage oversight and accountability for poor educational outcomes.13 NCPSO lobbied in seven states in 2020.14 Stride makes no disclosure regarding such relationships, though reports indicate Stride has supported NCPSO financially.15 Nor does Stride make such disclosure regarding indirect lobbying through social welfare organizations more generally, which prevents shareholders from assessing the risks associated with them. Disclosure, and the oversight it facilitates, can help ensure that lobbying positions are consistent with Stride’s values and with long-term value creation.

Stride claims that “requiring the Company to specifically disclose payments made to industry associations may be misleading to stockholders. Membership in these associations comes with the understanding that we may not always agree with all of the positions of the associations or other members of such groups. As a result, such disclosure is not necessarily indicative of our position on any particular issue.”16 That concern can be easily addressed in the disclosures themselves: Stride could include in its disclosure of payments to trade association a discussion of the extent of such disagreements, which would prevent any confusion.

Likewise, Stride makes no disclosure regarding its involvement with the controversial American Legislative Exchange Council (“ALEC”). The chairman of ALEC’s Private Sector Advisory Council is Stride’s Vice President of Government Affairs.17 ALEC drafts and promotes model bills, which have been characterized as “wish lists for special interests.”18  For example, ALEC joined with far-right groups in 2020 to form the “Save Our Country Task Force” (“SOC”), which lobbied against public health quarantine orders aimed at slowing the spread of COVID-1919 even though public health experts opined that premature reopening would trigger a second wave of infections.20 SOC also pushed to limit COVID-19 relief spending.21 Association with this organization, which advocated positions not supported by most Americans,22 could damage the reputation of ALEC’s funders. Many companies, including AT&T, Verizon, and Honeywell, have ceased involvement with ALEC in recent years following criticism of its model bills.23

13 https://www.the74million.org/article/3-states-tried-to-shutter-failing-for-profit-online-charter-schools-a-suspicious-pattern-of-allegations-accusations-and-legal-complaints-quickly-followed/

14 https://www.followthemoney.org/entity-details?eid=48845626

15 “Iowa tested with online schooling,” The Quad-City Times, Mar. 5, 2012.

16 https://www.sec.gov/Archives/edgar/data/1157408/000114036121035656/edge20000962x1_def14a.htm, at 30.

17 See https://www.alec.org/article/emergency-crisis-remote-learning-is-not-virtual-schooling/

18 www.usatoday.com/story/news/investigations/2019/04/03/alec-american-legislative-exchange-council-model-bills-republican-conservative-devos-gingrich/3162357002/

19 https://www.commoncause.org/wp-content/uploads/2020/05/Charter-ALEC-COVID-letter-FINAL.pdf; https://www.alec.org/press-release/from-freedomworks-conservative-groups-launch-save-our-country-task-force/

20 https://www.theguardian.com/us-news/2020/jun/01/save-our-country-coalition-states-reopen

21 https://www.theguardian.com/us-news/2020/jun/01/save-our-country-coalition-states-reopen

22 https://www.kff.org/coronavirus-covid-19/report/kff-health-tracking-poll-july-2020/

23 https://theintercept.com/2018/11/29/alec-corporate-funders-charles-koch/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Stride’s proxy statement.

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Finally, we do not believe that implementing the Proposal would be overly burdensome for Stride. Given the centrality of public policy advocacy to Stride’s business, the Company’s government relations team likely maintains data regarding its lobbying activities in a form that could be disclosed to shareholders without unreasonable effort.

For the reasons discussed above, we urge you to vote FOR Item 4 on Stride’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Stride’s proxy statement.

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